1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                            ☒                            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                            No                             ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited

(Registrant)

Date	August 31, 2004	By	/s/ LIU QIANG
Name: Liu Qiang
Title: Company Secretary

CORPORATE INFORMATION

Registered name

Registered name in English	Aluminum Corporation of China Limited

Registered address	No. 12B Fuxing Road Haidian District, Beijing People’s Republic of China 100814

Place of business	No. 12B Fuxing Road Haidian District, Beijing People’s Republic of China 100814

Authorized representative	Xiao Yaqing

Company secretary	Liu Qiang

Department for corporate information and inquiry	Secretarial Office of the Board Tel : 8610-6398 5654 8610-6397 1690

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange, Inc (“NYSE”)

Name of share	Chalco

Stock code	2600 (HKSE) ACH (NYSE)

The Board of Directors of Aluminum Corporation of China Limited (the “Company”) is pleased to announce the unaudited interim results of operations of the Company, its subsidiaries and jointly controlled entities (the “Group”) for the six months ended June 30, 2004, and would like to express our gratitude to our shareholders and the staff for their concern and support for the Company.

RESULTS

The consolidated turnover and other revenues of the Group for the six months ended June 30, 2004 amounted to RMB14,500 million, representing an increase of 37.2% over the same period last year. The consolidated net profit for the six months ended June 30, 2004 amounted to RMB3,401 million, representing an increase of 116.0% over the same period last year. The basic earnings per share amounted to RMB0.31 for the six months ended June 30, 2004.

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED JUNE 30, 2004

		Unaudited Six months ended June 30,
		2004	2003
	Note	RMB’000	RMB’000
Turnover	2	14,205,165	10,339,514
Cost of goods sold		8,566,844	7,339,403

Gross profit		5,638,321	3,000,111
Other revenues	2	294,774	226,656
Expenses related to other revenues	3	241,789	194,664

Other revenues, net		52,985	31,992

Selling and distribution expenses	4	298,060	241,581
General and administrative expenses	5	521,369	407,775
Research and development expenses		58,090	53,634
Other expenses (income), net	6	19,483	(4,053)

Operating profit		4,794,304	2,333,166
Finance costs		192,183	227,618

Operating profit after finance costs		4,602,121	2,105,548
Share of (loss) profit of jointly controlled entities		(695)	1,073

Profit before income taxes		4,601,426	2,106,621
Income taxes	9	1,035,479	463,125

Profit after income taxes		3,565,947	1,643,496
Minority interests		164,596	68,477

Profit for the period		3,401,351	1,575,019

		RMB	RMB
Basic earnings per share	10	0.31 Yuan	0.15 Yuan

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2004

	Note	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Non-current assets
Intangible assets	11	707,467	706,015
Property, plant and equipment	11	28,139,986	25,554,197
Fixed deposits		82,766	—
Interests in jointly controlled entities		70,104	21,330
Interests in an associated company		45,000	—
Long-term investments		21,485	21,309
Deferred tax assets		235,931	136,878

Total non-current assets		29,302,739	26,439,729

Current assets
Inventories		5,904,430	4,125,818
Accounts receivable, net	12	965,089	787,891
Due from related parties	13	622,308	452,498
Other current assets	14	632,405	675,919
Bank balances and cash:
Pledged bank balance		14,000	—
Cash and cash equivalents		4,340,322	2,596,440

Total bank balances and cash		4,354,322	2,596,440

Total current assets		12,478,554	8,638,566

Current liabilities
Accounts payable	15	1,518,475	1,867,666
Due to related parties	13	773,334	387,864
Other payables and accruals		3,234,744	2,834,096
Taxation payable		603,782	564,642
Current portion of long-term loans	17	915,986	815,845
Unsecured short-term loans		3,402,497	3,801,285
Total current liabilities		10,448,818	10,271,398

Net current assets (liabilities)		2,029,736	(1,632,832)

Total assets less current liabilities		31,332,475	24,806,897

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

AS OF JUNE 30, 2004

	Note	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Financed by: Share capital		11,049,876	10,499,900
Reserves		7,349,967	4,649,293
Retained earnings
Proposed final dividend		—	1,060,788
Unappropriated retained earnings		5,933,711	2,532,360

Issued capital and reserves	16	24,333,554	18,742,341
Minority interests		931,024	651,928
Non-current liabilities
Long-term loans	17	6,067,897	5,412,628

		31,332,475	24,806,897

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Unaudited Six months ended June 30, 2004
	Share capital (Note 16(a)) RMB’000	Capital reserve (Note 16 (b)(i)) RMB’000	Statutory surplus reserve (Note 16 (b)(ii)) RMB’000	Statutory public welfare fund (Note 16 (b)(iii)) RMB’000	Retained earnings RMB’000	Total RMB’000
As of January 1, 2004	10,499,900	3,493,594	592,682	563,017	3,593,148	18,742,341
Profit for the period	—	—	—	—	3,401,351	3,401,351
Dividend	—	—	—	—	(1,060,788)	(1,060,788)
Issue of new shares at a premium	549,976	2,750,672	—	—	—	3,300,648
Share issue expenses	—	(49,998)	—	—	—	(49,998)

As of June 30, 2004	11,049,876	6,194,268	592,682	563,017	5,933,711	24,333,554

	Unaudited Six months ended June 30, 2003
	Share capital (Note 16(a)) RMB’000	Capital reserve (Note 16 (b)(i)) RMB’000	Statutory surplus reserve (Note 16 (b)(ii)) RMB’000	Statutory public welfare fund (Note 16 (b)(iii)) RMB’000	Retained earnings RMB’000	Total RMB’000
As of January 1, 2003	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Profit for the period	—	—	—	—	1,575,019	1,575,019
Dividend	—	—	—	—	(471,478)	(471,478)
Transfer to capital reserve
(Note 16(b)(i))	—	44,476	—	—	(44,476)	—

As of June 30, 2003	10,499,900	3,354,734	198,486	190,469	2,383,899	16,627,488

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Net cash inflow from operating activities	2,788,844	2,297,410
Net cash used in investing activities	(3,808,094)	(1,663,058)
Net cash inflow (outflow) from financing activities	2,763,132	(473,928)

Increase in cash and cash equivalents	1,743,882	160,424
Cash and cash equivalents at beginning of the period	2,596,440	2,296,085

Cash and cash equivalents at end of the period	4,340,322	2,456,509

Analysis of balances of cash and cash equivalents:
Bank balances and cash, not pledged	4,423,088	2,456,509
Less: Term deposits with initial term of over three months	(82,766)	—
	4,340,322	2,456,509

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited consolidated condensed interim financial statements are prepared in accordance with Statement of Standard Accounting Practice (“SSAP”) 25: “Interim Financial Reporting” issued by the Hong Kong Society of Accountants (“HKSA”).

These condensed interim financial statements should be read in conjunction with the 2003 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2003.

2	TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in the production and sales of alumina and primary aluminum. Revenues recognized are as follows:

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Turnover
Sales of goods, net of value-added tax	14,205,165	10,339,514

Other revenues
Sale of scrap and other materials	98,798	80,819
Supply of electricity, heat, gas and water (Note 20(b))	135,956	124,757
Provision of transportation, machinery processing and production design services	30,915	6,985
Interest income	28,929	13,739
Income from unlisted investments	176	356

Total other revenues	294,774	226,656

Total revenues	14,499,939	10,566,170

Primary reporting format - business segments

The Group is organized in the People’s Republic of China (the “PRC”) into two main business segments:

• Alumina segment	-	comprising mining and processing of bauxite into alumina and the associated distribution activities.

• Primary aluminum segment	-	comprising production of primary aluminum and the associated distribution activities.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

2	TURNOVER, REVENUE AND SEGMENT INFORMATION (CONTINUED)

Primary reporting format - business segments (continued)

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Segment results
Turnover
Alumina
External sales	9,353,870	5,650,957
Inter-segment sales	2,002,180	1,473,464

	11,356,050	7,124,421

Primary aluminum
External sales	4,806,011	4,656,512
Corporate and other services
External sales	45,284	32,045
Inter-segment elimination	(2,002,180)	(1,473,464)

Total turnover	14,205,165	10,339,514

Cost of goods sold
Alumina	6,078,496	4,762,428
Primary aluminum	4,417,680	4,019,014
Corporate and other services	33,054	24,978
Inter-segment elimination	(1,962,386)	(1,467,017)

Total cost of goods sold	8,566,844	7,339,403

Gross profit
Alumina	5,277,554	2,361,993
Primary aluminum	388,331	637,498
Corporate and other services	12,230	7,067
Inter-segment elimination	(39,794)	(6,447)

Total gross profit	5,638,321	3,000,111

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

2	TURNOVER, REVENUE AND SEGMENT INFORMATION (CONTINUED)

Primary reporting format - business segments (continued)

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Segment results (Continued)
Other costs, net of other revenues and other income
Alumina	410,171	201,286
Primary aluminum	258,826	153,613
Corporate and other services	33,271	115,365
Unallocated	141,749	196,681

Total other costs, net of other revenues and other income	844,017	666,945

Segment operating profit (loss)
Alumina	4,867,383	2,160,707
Primary aluminum	129,505	483,885
Corporate and other services	(21,041)	(108,298)
Unallocated	(141,749)	(196,681)
Inter-segment elimination	(39,794)	(6,447)

Total operating profit	4,794,304	2,333,166
Finance costs	192,183	227,618

Operating profit after finance costs	4,602,121	2,105,548
Share of (loss) profit of jointly controlled entities	(695)	1,073

Profit before income taxes	4,601,426	2,106,621
Income taxes	1,035,479	463,125

Profit after income taxes	3,565,947	1,643,496
Minority interests	164,596	68,477

Profit for the period	3,401,351	1,575,019

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

3	EXPENSES RELATED TO OTHER REVENUES

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water (Note 20(b)).

4	SELLING AND DISTRIBUTION EXPENSES

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Packaging expenses	62,690	50,060
Salaries and welfare expenses	12,249	11,671
Transportation and loading expenses	171,658	149,604
Sales commission and other handling fee	3,886	3,290
Miscellaneous port expenses	19,802	3,155
Others	27,775	23,801

	298,060	241,581

5	GENERAL AND ADMINISTRATIVE EXPENSES

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Depreciation	36,296	38,193
(Gain) loss on disposal of fixed assets — non-production facilities	(2,556)	5,267
(Write-back of provision)provision for doubtful debts and bad debts written off, net	(2,722)	6,778
Insurance	15,315	11,126
Repairs and maintenance	8,746	7,450
Salaries and welfare expenses	211,328	151,674
Taxes other than income taxes (Note (a))	167,233	110,875
Traveling and entertainment	28,991	18,652
Utilities and office supplies	21,423	17,722
Amortization of goodwill (Note 11)	12,324	12,324
Others	24,991	27,714

	521,369	407,775

(a)	Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

5	GENERAL AND ADMINISTRATIVE EXPENSES (CONTINUED)

(b)	Amortization charge of mining rights of RMB9,715,000, impairment loss on fixed assets of RMB94,180,000 and provision for obsolete inventories of RMB38,703,000 which were included in general and administrative expenses for the period ended June 30, 2003 have now been reclassified as part of the Group’s cost of goods sold.

6	OTHER EXPENSES (INCOME), NET

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Other income
Government subsidies	(2,248)	(4,297)
Interest waived (Note (a))	—	(44,476)
Net exchange gain (Note (b))	(13,574)	—
Realized gain on short-term investments	(561)	(189)
Unrealized gain on futures contracts (Note (c))	(205)	—

	(16,588)	(48,962)

Other expenses
Penalties, fines and compensations	212	(25)
Net exchange loss	—	7,009
Unrealized loss on short-term investments	2,407	275
Loss on futures contracts (Note (c))
– realized	33,452	35,266
– unrealized	—	2,384

	36,071	44,909

Other expenses (income), net	19,483	(4,053)

(a)	The gain was related to an interest waiver arrangement made between the Company and China Construction Bank for full settlement of the outstanding loans and related interest payable of RMB99.48 million by the payment by the Company of a lump sum of RMB55.00 million during the six months ended June 30, 2003.
(b)	The net exchange gain for the six months ended June 30, 2004 was mainly related to foreign currency deposits.
(c)	The Group trades a small portion of primary aluminum through the Shanghai Futures Exchange. When the price of primary aluminum is increasing, and the futures contracts price is lower than the spot price, the Group will close its open futures contracts to sell the primary aluminum in the open market at higher spot price. As a result, loss on future contracts incurred.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

7	STAFF COSTS

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Wages, salaries and bonus	1,070,267	807,605
Housing subsidies	92,001	67,403
Contributions to the retirement schemes (Note (a))	203,274	157,171
Welfare and other expenses	271,466	187,364

	1,637,008	1,219,543

(a)	The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees’ basic salary for the respective years. The Group’s contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments are held separately form the Company and its subsidiaries.

8	EXPENSES CHARGED TO THE PROFIT AND LOSS ACCOUNT

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Depreciation	993,951	936,903
Operating lease rentals in respect of land and buildings	79,597	67,473
Loss on disposal of fixed assets	6,943	5,267
Amortization of mining rights (Note 11)	17,303	9,715
Provision for obsolete inventories	33,400	38,703
Impairment loss on fixed assets	14,613	94,180

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

9 TAXATION

(a)	The amount of taxation charged to the profit and loss account represents:

	Unaudited Six months ended June 30,
	2004	2003
	RMB’000	RMB’000
Current taxation:
PRC income tax	1,158,288	575,392
Over provision in prior period	(23,787)	(34,430)
Deferred tax	(99,053)	(78,191)

	1,035,448	462,771
Share of income tax attributable to jointly controlled entities	31	354

	1,035,479	463,125

(b)	The current PRC income taxes of the Company, its subsidiaries and the jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the following operations in the Group:
(i)	Pursuant to “Guo Ban Fa 2001 No.73” dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch and China Aluminum Qinghai International Trading Corp., Ltd. ), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 so long as these branches and the subsidiary continue to engage in qualified operations in their respective regions.
(ii)	A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a “high-tech” enterprise in its province for tax purposes.
(c)	Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

10	EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended June 30, 2004 is based on the Group’s profit for the six months ended June 30, 2004 of RMB3,401,351,000 (six months ended June 30, 2003: RMB1,575,019,000) and the weighted average number of 11,034,683,446 shares in issue (six months ended June 30, 2003: 10,499,900,153 shares) during the period.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

11	CAPITAL EXPENDITURE

		Intangible assets
	Goodwill RMB’000	Mining rights RMB’000	Total RMB’000	Property, plant and equipment RMB’000
Audited
Net book amount as of December 31, 2003	431,334	274,681	706,015	25,554,197

Unaudited
Additions	—	31,079	31,079	3,716,356
Disposals	—	—	—	(11,855)
Amortization/depreciation charge for the period	(12,324)	(17,303)	(29,627)	(1,104,099)
Impairment losses	—	—	—	(14,613)

Net book amount as of June 30, 2004	419,010	288,457	707,467	28,139,986

12	ACCOUNTS RECEIVABLE, NET

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Trade receivables (Note (a))	499,558	384,992
Bills receivables (Note (b))	465,531	402,899

	965,089	787,891

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

12	ACCOUNTS RECEIVABLE, NET (CONTINUED)

(a)	Trade receivables

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Gross trade receivables	823,576	721,943
Less: Provision for doubtful accounts	(324,018)	(336,951)

	499,558	384,992

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group’s sales were on advance payment or documents against payment. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers. As of June 30, 2004, the aging analysis of trade receivables, net of provision made, was as follows:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within 1 month	338,786	163,065
Between 2 and 6 months	54,315	111,614
Between 7 and 12 months	55,680	27,764
Between 1 and 2 years	38,752	53,895
Between 2 and 3 years	12,025	28,654

	499,558	384,992

(b) Bills receivables are bills of exchange with maturity dates of within six months.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

13	DUE FROM/TO RELATED PARTIES

(a)	Due from related parties

As of June 30, 2004, the aging analysis of amounts due from related parties, which are trading in nature, was as follows:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within 1 month	125,408	12,080
Between 2 and 6 months	8,765	6,946
Between 7 and 12 months	6,968	48,058
Between 1 and 2 years	46,825	5,778
Between 2 and 3 years	4,252	69,749
Over 3 years	61,549	—

	253,767	142,611

Other receivables from the fellow subsidiaries, the jointly controlled entities and other related parties are unsecured, non-interest bearing and are repayable on demand.

(b)	Due to related parties

As of June 30, 2004, the aging analysis of amounts due to related parties, which are trading in nature, was as follows:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within 1 month	13,409	61,155
Between 2 and 6 months	4,244	8,570
Between 7 and 12 months	7,111	48
Over 1 year	904	1,486

	25,668	71,259

Other payables to the holding company, the fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

14	OTHER CURRENT ASSETS

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Purchase deposits to suppliers	210,182	301,845
Other deposits and prepayments	168,001	158,943
Value-added tax recoverable	38,585	7,072
Short-term listed investments, at fair value (Note (a))	44,350	50,080
Other receivables (Note (b))	171,287	157,979

	632,405	675,919

(a)	As of June 30, 2004, short-term listed investments primarily represented PRC treasury bonds held at fair value.

(b)	As of June 30, 2004, the balances of the Group were stated net of provision for doubtful receivables of RMB166,202,000 (December 31, 2003: RMB169,646,000).

15	ACCOUNTS PAYABLE

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Trade payables (Note (a))	1,424,723	1,441,175
Bills payable (Note (b))	93,752	426,491

	1,518,475	1,867,666

(a) Trade payables

As of June 30, 2004, the aging analysis of trade payables was as follows:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within 1 month	852,693	1,071,310
Between 2 and 6 months	415,002	241,040
Between 7 and 12 months	77,302	46,504
Between 1 and 2 years	23,266	34,689
Between 2 and 3 years	15,113	10,550
Over 3 years	41,347	37,082

	1,424,723	1,441,175

(b) Bills payable are repayable within six months.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

16	ISSUED CAPITAL AND RESERVES

(a)	Share capital

	Company
	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Registered, issued and fully paid:

11,049,876,153 (2003: 10,499,900,153) shares of RMB1.00 each	11,049,876	10,499,900

As of January 1, 2003 and December 31, 2003, the registered, issued and fully paid capital of the Company were RMB10,499,900,153, consisting of 7,750,010,185 domestic shares and 2,749,889,968 H shares of par value of RMB1.00 per share.

In January 2004, pursuant to a placing agreement between the Company and a placing agent, the Company issued an aggregate of 549,976,000 new H shares of RMB1.00 each to certain independent professional and institutional investors at a price of HK$5.658 per H share on a fully underwritten basis (“the Placing”). The net proceeds to the Company from the Placing amounted to approximately RMB3,200 million, of which approximately RMB2,000 million will be used to fund the alumina expansion project in the Company’s Shanxi branch. The Directors plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

Subsequent to the completion of the Placing, and as of June 30, 2004, the registered, issued and fully paid share capital of the Company has been increased to RMB11,049,876,153, divided into 11,049,876,153 shares of RMB1.00 each, comprising 7,750,010,185 domestic shares and 3,299,865,968 H shares.

(b)	Reserves

(i)	Capital reserve

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Capital reserve represents:
Premium on issue of shares upon group reorganization	2,403,804	2,403,804
Premium on subsequent issue of shares to the public	3,504,128	803,454
Gain on waiver of interest (Note 6 (a))	147,476	147,476
Other reserve	138,860	138,860

	6,194,268	3,493,594

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

16	ISSUED CAPITAL AND RESERVES (CONTINUED)

(b)	Reserves (Continued)

(i)	Capital reserve (Continued)

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standard on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies received by Chinalco from the Ministry of Finance of the PRC to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco’s shares in the Company in the event that new issuance of shares is made in the future.

(ii)	Statutory surplus reserve

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

(iii)	Statutory public welfare fund

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees’ collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

No transfer has been made to statutory surplus reserve and statutory public welfare fund from profit for the period. The Company, however, has retained sufficient funds for such purpose and these transfers shall be made at the end of the year in accordance with the articles of association of the Company.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

17	LONG-TERM LOANS

Long-term loans include bank loans and loans from other financial institutions which are analyzed as follows:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Loans - unsecured	6,983,883	6,228,473
Current portion of long-term loans	(915,986)	(815,845)

	6,067,897	5,412,628

As of June 30, 2004, the Group’s bank loans and loans from other financial institutions were repayable as follows:

	Bank loans
	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within one year	839,166	686,867
In the second year	1,355,566	1,054,566
In the third to fifth year	3,482,356	3,557,137
After the fifth year	1,229,975	750,925

	6,907,063	6,049,495

	Loans from other financial institutions
	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within one year	76,820	128,978
In the third to fifth year	—	50,000

	76,820	178,978

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

17	LONG-TERM LOANS (CONTINUED)

	Total
	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Within one year	915,986	815,845
In the second year	1,355,566	1,054,566
In the third to fifth year	3,482,356	3,607,137
After the fifth year	1,229,975	750,925

	6,983,883	6,228,473

18	LITIGATION AND CONTINGENT LIABILITIES

(a)	Litigation

As of June 30, 2004, the Group has no significant pending litigation.

(b)	Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the “MOU”) signed between the Company and Alcoa International (Asia) Limited (“Alcoa”), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the “Pingguo JV”). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company’s global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company’s global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

19 COMMITMENTS

(a)	Capital commitments for property, plant and equipment:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Contracted but not provided for	6,766,888	4,494,778
Authorized but not contracted for	12,405,461	11,756,110

	19,172,349	16,250,888

(b)	Commitments under operating leases

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	Unaudited As of June 30, 2004 RMB’000	Audited As of December 31, 2003 RMB’000
Not later than one year	184,611	173,611
Later than one year and not later than five years	738,444	694,444
Later than five years (Note)	7,196,898	7,233,286

	8,119,953	8,101,341

Note: These are commitments under operating leases in relation to land later than five years but not later than forty-nine years.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

20	RELATED PARTY TRANSACTIONS

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group’s business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government (“state-owned enterprises”), including Chinalco, in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entitles in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company.

Save as disclosed elsewhere in the condensed interim financial statements, significant related party transactions which were carried out in the normal course of the Group’s business during the period were as follows:

			Unaudited Six months ended June 30,
			2004	2003
	Note		RMB’000	RMB’000
Sales of materials and finished goods to:	(a	)
Holding company and fellow subsidiaries			762,468	488,921
Jointly controlled entity			9,009	15,501
Other related parties			4,839	12,657

			776,316	517,079

Provision of utility services to holding company and fellow subsidiaries	(b	)	169,020	109,532

Provision of engineering, construction and supervisory services by the holding company and fellow subsidiaries	(c	)	319,662	234,359

Purchases of key and auxiliary materials from:	(d	)
Holding company and fellow subsidiaries			159,565	110,062
Other related parties			25,699	38,319

			185,264	148,381

Provision of social services and logistics services by the holding company	(e	)	449,200	323,929

Land and building rental charged by the holding company	(f	)	85,663	70,872

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

20	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Materials and finished goods sold to Chinalco, fellow subsidiaries and other related companies, during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are covered by General Agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

•	Adoption of the price prescribed by the PRC government (“Stated-prescribed price”);

•	If there is no State-prescribed price, then adoption of State-guidance price;

•	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

•	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(b)	Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (a) above.

(c)	Engineering, project construction and supervisory services were provided by Chinalco and fellow subsidiaries to the Company mainly for construction projects during the period. Provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d)	Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco, fellow subsidiaries and other related companies are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement.

(e)	Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

20	RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Rental fee is payable to Chinalco for the use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable is approximately RMB166 million. Besides, according to the Building Leasing Agreement entered into between the Company and Chinalco, the Company is required to pay rental fee for the use of buildings and properties retained by Chinalco.

As of June 30, 2004, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:

(i)	Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(ii)	The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

21	SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN THE UNITED STATES

These condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”) which may differ in various material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in these condensed interim financial statements, as well as additional disclosure required by U.S. GAAP.

Major and significant differences, which affect net income and equity, include the following:

(a)	Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying assets had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of interest capitalized under the two accounting standards.

(b)	Depreciation of revalued fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to the Group as part of the Group reorganization were accounted for under the acquisition accounting method at July 1, 2001, the date of the Goup reorganization. As a result, the Group’s fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent’s carrying value.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

21	SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN THE UNITED STATES (CONTINUED)

(c)	Amortization of goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life for not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subjected to annual impairment testing and is written down if carrying value exceeds fair value.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill amortization and mining rights are recognized.

The net effects on net income and basic net income per share of the Group for the six months ended June 30, 2004 and equity as of June 30, 2004, after taking account of the above differences and related income tax effect, are an increase in net income of approximately RMB118 million (six months ended June 30, 2003: RMB133 million), an increase in basic net income per share of approximately RMB0.01 Yuan (six months ended June 30, 2003: RMB0.01 Yuan) and a decrease in equity of approximately RMB3.1 billion (December 31, 2003: RMB3.4 billion) respectively. In computing the net effects, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the estimates of revenue and expenses. Accounting estimates have been employed to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

INTERIM DIVIDEND

The Board of Directors of the Company proposed not to declare an interim dividend for the period from January 1, 2004 to June 30, 2004 (for the period from January 1, 2003 to June 30, 2003: Nil).

MARKET REVIEWS

Primary Aluminum

The first half of 2004 saw a noticeable fluctuation both in international and domestic primary aluminum prices. In the first four months, the three-month aluminum futures price on the London Metals Exchange (the “LME”) once rose to a high of US$1,845 per tonne, which was attributable to the optimistic prospect of global economy, the robust economic growth and strong demand for metals in China. The three-month aluminum futures price on the Shanghai Futures Exchange (the “SHFE”) rose to a high of RMB19,300 per tonne, the highest level for nearly the past decade. After mid-April, aluminum price dropped significantly as a result of the expected increase in interest rate of the United States, as well as market concern over the “slow-down” of the Chinese economy due to the government’s more stringent macro-control on overheated fixed assets investments in certain industries (including the aluminum industry). Nevertheless, for the first half of 2004, the average three-month aluminum futures price on the LME still reached US$1,677 per tonne, representing an increase of 20.7% over the same period last year; the average three-month aluminum futures price on the SHFE reached RMB16,940 per tonne, representing an increase of 17.9% over the same period last year.

For the first half of 2004, both the global production and consumption growth rates for primary aluminum have exceeded their average levels for the past decade, with the growth rate of consumption exceeding that of production. For the first half of 2004, the global production volume of primary aluminum amounted to 14,640,000 tonnes, with a consumption of 14,910,000 tonnes, representing a supply shortage of 270,000 tonnes. In the United States, consumption of primary aluminum increased by 10.6% over the same period last year. In China, production volume of primary aluminum amounted to 3,110,000 tonnes, representing an increase of 23% over the same period last year; the consumption of primary aluminum amounted to 2,880,000 tonnes, representing an increase of 21.5% over the same period last year. Both production and consumption maintained a noticeable growth.

Price Trend of the Three-Month Aluminum Futures Prices on LME and SHFE

Alumina

In the first half of 2004, the international alumina price fell after a surge. In the first four months, the international spot price of alumina had been increasing due to the strong demand in China. With CIF import price rising to a high of US$530 per tonne, the selling price at domestic ports also rose to RMB5,300 per tonne, nearly the historical highest level. The spot selling price of domestic alumina, in line with the market supply and demand and the import price, also rose to RMB4,300 per tonne. Due to China’s macro-control policies commencing from early May, import price of alumina decreased to RMB4,100 per tonne at the end of June.

For the first half of 2004, the global production volume of alumina reached 28,550,000 tonnes, with a consumption of 28,500,000 tonnes. The capacity utilization ratio of alumina refineries exceeded 97%, representing a roughly balanced supply and demand worldwide. In China, there was no fundamental change in the alumina supply and demand, with a further widened supply shortfall of 47.4%. Production volume of domestic alumina amounted to 3,420,000 tonnes, representing an increase of 16.9% over the same period last year; the consumption of alumina amounted to 6,500,000 tonnes, representing an increase of 22.6% over the same period last year.

BUSINESS REVIEW

The first half of 2004 experienced a comprehensive price increase in raw materials and fuel, power shortage and ongoing transportation bottleneck as well as the significant fluctuation in aluminum price. Despite such unfavourable factors, the Group rapidly reacted to the changing market according to the timely forecast of market trends, and capitalized on the opportunities arising from the increased prices of alumina and aluminum to press ahead its various initiatives. Accordingly, desirable results were achieved in terms of production, operation, overseas development, research and development and management.

Aiming at high efficiency, steady production and low resource consumption, the Group made efforts to bring its new alumina projects in line with the designed capacity and standards in the shortest time. As a result, the production volume of alumina products (including alumina, alumina hydrate and alumina chemicals) reached a historical high of 3,330,000 tonnes in the first half of this year, representing an increase of 16.3% over the same period last year. As to primary aluminum production, in response to the reduced production in Guangxi, Guizhou and Qinghai branches due to the impact of power shortages, the Group actively re-arranged its internal production and coordinated its external operations, and adopted flexible measures, such as implementing the smelting pot maintenance ahead of schedule, to minimize the negative influence of the reduced production. During the first half of this year, the production volume of primary aluminum products (including primary aluminum and other primary aluminum products) amounted to 358,000 tonnes, representing a decrease of 4.3% from the same period last year.

In response to market supply of bauxite, the Group timely adjusted the source structure of its bauxite supply, and strengthened its exploration for new bauxite mines, leading to an additional bauxite reserve of 76,000,000 tonnes in the first half of this year. Meanwhile, the Group reviewed its resource reserve, quality, mining terms and conditions of its existing bauxite mines, and integrated the Group’s bauxite resources in major regions. Currently, the integration proposal has been formulated.

The Group also embarked on carrying out its overseas development strategy. On May 24, 2004, the Group entered into a non-binding framework agreement with Companhia Valedo Rio Doce of Brazil for the incorporation of a joint venture in Brazil. Subject to the satisfaction of certain prerequisites under the agreement, the joint venture will commence the feasibility study of establishing a new refinery, ABC Alumina Refinery, for alumina production in Brazil. Phase I of the project is expected to produce 1,800,000 tonnes of alumina per annum. Through gradual expansions, the ultimate capacity of the entire project is expected to reach 7,200,000 tonnes per annum. Phase I of the project with an estimated total investment of US$1,000 million is expected to be completed and put into production in 2007.

Leveraging the favourable market opportunities, the Group expedited the merger of aluminum smelters. On June 16, 2004, the Group signed a letter of intent for cooperation with Lanzhou Aluminum Corporation Limited (“Lanzhou Aluminum”), pursuant to which the Group proposed to acquire a portion of the state shares held by Lanzhou Aluminum Plant in Lanzhou Aluminum. Upon completion of the acquisition, the Group will hold a 29% interest in the total share capital of Lanzhou Aluminum, thus becoming its largest shareholder.

The Group expedited construction of its projects towards its goal for 8,500,000 tonnes of alumina capacity and 1,330,000 tonnes of primary aluminum capacity in 2005. In order to ensure the progress and quality of the projects, the Group introduced project accountability system for project management. For the first half of 2004, the Group’s capital expenditure amounted to approximately RMB3,800 million:

•	The 300,000-tonne alumina ore-dressing Bayer project was put into production in Zhongzhou Branch, while the second 300,000-tonne production line also commenced equipment installation;

•	For the 800,000-tonne alumina phase III project in Shanxi Branch, the main part of the project was in the stage of equipment installation;

•	For the 700,000-tonne alumina project in Henan Branch, the entire construction work has been launched;

•	For the 280,000-tonne aluminum and power joint venture project in Shanxi-Huaze Aluminum & Power Company Limited, construction work was in progress as planned.

•	The 85,000-tonne aluminum project in Qinghai Branch was ready for pilot production.

Based on the centralized supply of major raw materials, the Group established logistic distribution center in each branch, which made a contribution to achieving the goal of cost reduction despite the increased prices of major raw materials such as coal.

The Group’s 35 patent applications have been granted application numbers. 31 technological achievements have passed assessment, a number of which have realized commercialization. In addition, the Group’s application for establishing the national technology research center for aluminum smelting engineering has been approved by relevant governmental authorities. Paying close attention to changes in the products market, the Group commenced studies focusing on the development of alumina chemicals products and the extension of primary aluminum product lines.

Attaching great importance to management fundamentals, the Group has further improved various systems for management rationalization. The Group has fully started the establishment and integration of the health-safety-environment system and the quality management system, and began to contrive to a more refined production mode.

Considerable efforts were devoted to corporate governance. After the appointment of the second board of directors, the Group timely organized a training programme for the directors with respect to director’s responsibilities. In connection with the requirements of the United States laws and regulations and, in particular, the Sarbanes-Oxley Act of 2002, the Group provided systematic training with respect to internal control systems to directors, senior executives, management of the branches and department managers. In addition, the Group formulated the Guidelines Governing the Practice of Senior Management of Aluminum Corporation of China Limited, which has been uploaded to the Group’s website for reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the Group’s condensed interim financial statements together with the notes thereto as contained elsewhere in this interim report. The condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which may materially differ in certain respects from the generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of the material differences is set out in the Note 21 to the condensed interim financial statements.

OVERVIEW

The Group is engaged principally in alumina refining and primary aluminum smelting operations. The Group organises and manages its operations according to the following business segments:

•	Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group’s primary aluminum smelters and externally to customers outside the Group. To a lesser extent, this segment also includes the production and sales of alumina hydrate, alumina chemicals and gallium.

•	Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all primary aluminum products to external customers. In addition, this segment includes production and sales of carbon products.

•	Corporate and other services segment, which includes the headquarters’ operations, research conducted by the Group’s research institutes and provision of the Group’s research and development services to third parties.

RESULTS OF OPERATIONS

The Group’s profit amounted to RMB3,401 million for the six months ended June 30, 2004, representing an increase of RMB1,826 million or 116.0% from RMB1,575 million for the same period last year. The increase was mainly attributable to an increase in prices of the Group’s principal products such as alumina and primary aluminum, as well as the increased sales volume of alumina.

REVENUES

The Group’s total revenues amounted to RMB14,500 million for the six months ended June 30, 2004, representing an increase of RMB3,934 million or 37.2% from RMB10,566 million for the same period last year. Total revenues include sales of goods and other revenues. Sales of goods accounted for 97.9% and 98.0% of the Group’s total revenues for the first half of 2003 and 2004, respectively. The Group’s sales of goods increased by 37.4% from RMB10,340 million for the first half of 2003 to RMB14,205 million for the first half of 2004, representing an increase of RMB3,865 million. The increase was primarily due to the significant increase in the selling prices of the Group’s principal products such as alumina and primary aluminum, while the growth in external sales volume of alumina was also a major contributor. For the first half of 2004, the Group’s average external selling price for alumina reached RMB3,216.73 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB991.83 per tonne or 44.6% from RMB2,224.90 per tonne for the same period last year. The Group’s average external selling price for primary aluminum reached RMB14,287.54 per tonne, representing an increase of RMB2,059.48 per tonne or 16.8% from RMB12,228.06 per tonne for the same period last year. The Group’s external sales volume of alumina increased by 14.6% from 1,974,200 tonnes for the first half of 2003 to 2,262,100 tonnes for the first half of 2004; the external sales volume of primary aluminum decreased by 24.6% from 369,200 tonnes for the first half of 2003 to 278,400 tonnes for the first half of 2004.

COST OF SALES

The Group’s total cost of sales increased by 16.7% from RMB7,339 million for the first half of 2003 to RMB8,567 million for the first half of 2004. The increase was mainly attributable to an increase in sales volume of alumina, as well as the increased unit costs of primary aluminum and alumina due to the increased prices of raw materials and fuel. However, the increase in cost of sales was partially offset by the corresponding decrease in external sales volume and decreased production volume of primary aluminum, as the Company suspended some of its smelting pots due to the domestic power shortage in the first half of 2004, and the good sales performance of alumina during such period.

SELLING AND DISTRIBUTION EXPENSES

The Group’s selling and distribution expenses increased by RMB56 million, or 23.1%, from RMB242 million for the first half of 2003 to RMB298 million for the first half of 2004. The increase was primarily due to the growth of 14.6% in the sales volume of alumina and the increased transportation costs resulting from the higher transportation prices.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by 27.7% from RMB408 million for the first half of 2003 to RMB521 million for the first half of 2004. This was primarily due to the corresponding increase of RMB56 million in the taxation and surcharges levied by the government resulting from the increased revenue for the first half of 2004. In addition, the wages and welfare expenses of management staff increased by approximately RMB60 million due to the better operating results.

RESEARCH AND DEVELOPMENT EXPENSES

The Group’s research and development expenses increased by 8.3% from RMB53.63 million for the first half of 2003 to RMB58.09 million for the first half of 2004, mainly due to the increased investment of the Group in research and development. After two years’ efforts, the Company made significant achievements in research, promotion and application of certain key technologies. In the near future, the Company will focus on the research for improvement in alumina quality, development of new products and smooth running of smelting pots.

OTHER INCOME/EXPENSES

The Group’s other net expenses/income changed from net income of RMB4 million for the first half of 2003 to net expenses of RMB19 million for the first half of 2004. This is primarily due to an interest waiver agreement entered into between the Company and the Construction Bank of China in the first half of 2003, under which an interest payment obligation of RMB44 million had been waived. In addition, the Company hedged certain amounts of primary aluminum on the SHFE in the first half of 2004. In view of the continuously increasing market price of aluminum ingots and the comparatively lower futures contracts price, the Company decided to sell spot goods at market price and closed the futures contracts. As a result, the Company incurred a loss of RMB33 million from futures contracts.

OPERATING PROFIT

The Group’s operating profit increased by 105.5% from RMB2,333 million for the first half of 2003 to RMB4,794 million for the first half of 2004. The Group’s operating profit as a percentage of sales of goods increased from 22.6% for the first half of 2003 to 33.7% for the first half of 2004.

FINANCE COSTS

The Group’s finance costs decreased by RMB36 million, or 15.8%, from RMB228 million for the first half of 2003 to RMB192 million for the first half of 2004, primarily due to the decrease in the Group’s short-term bank loans.

INCOME TAX

The Group’s income tax expense increased from RMB463 million for the first half of 2003 to RMB1,036 million for the first half of 2004, mainly attributable to the increased profit of the Group. For the first half of 2004, the Group’s effective income tax rate was 22.5% on average, which was lower than the statutory tax rate of 33%. This was mainly due to the fact that the Company’s three branches, namely, Guizhou branch, Guangxi branch and Qinghai Branch, are situated in the western region of China, and thereby were entitled to a preferential income tax rate of 15% in connection with the state’s policy to develop the western region. In addition, a subsidiary in Shandong province is taxed at a preferential rate of 15.0%. Furthermore, under the state’s industry policies, some of the Group’s plants are entitled to preferential income tax treatment for the purchase of domestically-produced equipment in technological renovation projects.

MINORITY INTERESTS

Minority interests increased from RMB69 million for the first half of 2003 to RMB165 million for the first half of 2004 primarily as a result of the increase in the profit of the Company’s domestically listed subsidiary, Shandong Aluminum Industry Co., Ltd., which has minority interests.

PROFIT FOR THE PERIOD

As a result of the foregoing, the Group’s net profit for the period increased by 116.0% from RMB1,575 million for the first half of 2003 to RMB3,401 million for the first half of 2004.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Sales of Goods

The Group’s total sales of goods of the alumina segment increased by RMB4,232 million, or 59.4%, to RMB11,356 million for the first half of 2004 from RMB7,124 million for the first half of 2003.

The Group sold alumina to the Company’s smelters and external domestic smelters. Revenue from the external sales of alumina for the first half of 2004 rose by RMB3,703 million or 65.5% as compared with the same period last year. The increase was mainly due to the significant increases both in the external selling prices and the external sales volume of alumina of the Group as compared with the same period last year.

Revenue from sales of alumina to the Group’s smelters increased by RMB529 million or 35.9% in the first half of 2004 as compared with the same period last year. The increase was mainly due to the increase in the revenues caused by the increased selling prices of alumina which was, however, partially offset by the reduction in material consumption of the Group’s smelters.

Cost of Goods Sold

For the first half of 2004, the total cost of goods sold of the Group’s alumina segment increased by RMB1,316 million or 27.6% as compared with the same period last year. The increase was mainly due to the increase in the external sales volume of alumina products, as well as the increased unit production cost of alumina owing to the increased prices of raw materials and fuel. However, such increase in the prices of raw materials and fuel was partially offset by the decreased materials consumption, which was attributable to the gradual effects of technological renovations as well as the improved technological and economic indexes of the Group’s plants.

Operating Profit

Total operating profit for the alumina segment increased by 125.2% from RMB2,161 million for the first half of 2003 to RMB4,867 million for the first half of 2004, primarily as a result of a 59.4% increase in the sales of goods of this segment. Such increase was partially offset by the increased costs of sales. The operating profit of the alumina segment as a percentage of sales of goods of the Company increased from 30.3% for the first half of 2003 to 42.9% for the same period of 2004.

Primary aluminum Segment

Sales of Goods

The Group’s total sales of goods for the primary aluminum segment increased by RMB150 million, or 3.2%, to RMB4,806 million for the first half of 2004 as compared with the same period last year. Such increase was mainly attributable to the increased average selling price for primary aluminum. However, such increase was partially offset by the correspondingly decreased sales volume and the decreased production volume of primary aluminum, as the Company suspended some of its smelting pots due to the domestic power shortage, and the good sales performance of alumina in the first half of 2004.

Cost of Goods Sold

The total cost of goods sold for the Group’s primary aluminum segment increased by 9.9% from RMB4,019 million for the first half of 2003 to RMB4,418 million for the same period of 2004. This was mainly attributable to the increase of 18.2% in unit production cost of primary aluminum due to the significant upsurge in the prices of raw materials and fuel such as alumina and electricity. However, the Group adopted an analytical management measure on production to prevent unnecessary consumption, leading to a reduction in material consumption which partially offset the impact of the increased prices of raw materials and fuel. In addition, the increased cost was also partially offset by the decreased sales volume of primary aluminum during such period.

Operating Profit

Operating profit of the primary aluminum segment decreased by 73.2% from RMB484 million for the first half of 2003 to RMB130 million for the same period of 2004. The operating profit of the Group’s primary aluminum segment as a percentage of that segment’s sales of goods decreased from 10.4% for the first half of 2003 to 2.7% for the same period of 2004.

Corporate and Other Services Segment

The Group’s corporate and other services segment reflected the expenses for the Company’s headquarters as well as research and development services and profit from product sales of the Group’s research institute provided to external customers. This segment recorded an operating loss of RMB21 million for the six months ended June 30, 2004.

WORKING CAPITAL, LIABILITIES AND CAPITAL COMMITMENTS

As of June 30, 2004, the Group’s current assets amounted to RMB12,479 million, representing an increase of RMB3,840 million from RMB8,639 million as of the December 31, 2003. The increase was mainly attributable to (1) the increase of RMB1,758 million in bank deposit derived from the proceeds of RMB3,301 million from the issue of 550,000,000 new H shares; and (2) an increase of RMB1,779 million in inventories due to the expanded production and trade scale.

As of June 30, 2004, the Group’s current liabilities amounted to RMB10,449 million, representing a slight increase of RMB178 million from RMB10,271 million as of December 31, 2003.

As of June 30, 2004, the Group’s net current assets amounted to RMB2,030 million, representing an increase of RMB3,663 million as compared with the net current liabilities amounting to RMB1,633 million as at the end of last year. In addition to the above-mentioned reasons, the increase in the net current assets was due to the gradual adjustment to the proportion of long-term and short-term loans. The Group has historically taken advantage of the lower interest rates of short-term borrowings to finance capital expenditures. In order to maintain a healthy capital structure, currently the Company has ceased to use short-term borrowings to finance its new capital expenditure projects. At the same time, the Company has gradually repaid certain short-term borrowings upon maturity.

As of June 30, 2004, the Group’s long-term loans amounted to RMB6,068 million, representing an increase of RMB655 million from RMB5,413 million as of December 31, 2003, which was mainly due to an increase in the Company’s capital expenditure.

The Group’s gearing ratio (the ratio of total liabilities to the sum of total liabilities and owner’s equity) decreased to 29.9% as of June 30, 2004 from 34.9% as of December 31, 2003, which is mainly attributable to an increase in retained profit and the proceeds from the issue of new H shares.

In view of the Group’s credibility and the availability of funds in China, the Group does not foresee any significant difficulties in obtaining bank loans. The Company plans to finance its capital expenditure projects and related expenditures principally through cash generated from operating activities and long-term borrowings. The Group will also, if necessary, issue new shares or debentures in the future and use the proceeds from such issue to finance its capital expenditures. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB25,200 million to finance any funding shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes. The Group believes that its working capital is sufficient for the present needs.

CAPITAL COMMITMENTS

As of June 30, 2004, the Group’s capital commitments amounted to RMB19,172 million, which mainly consisted of the Company’s proposed investment in the new or upgrading alumina and primary aluminum production lines. With the enhanced macro-control policies, approvals for new aluminum projects are strictly controlled. As the Company’s new aluminum projects, namely Shanxi aluminum and power joint venture project and Qinghai aluminum project, have already been approved by the PRC government, the state’s macro-control policy will not have a material impact on the Company.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Group as of June 30, 2004 (including foreign currency-denominated deposits) totaled RMB4,340 million, comprising US$59 million and HK$250,000.

Net Cash Flow from Operating Activities

Net cash from operations increased by 21.4% from RMB2,297 million for the first half of 2003 to RMB2,789 million for the same period of 2004. The increase was primarily due to the increase in the sales revenues in the first half of 2004. Of the cash from operations in the first half of 2004, RMB207 million was used for interest payment and RMB1,095 million was used to pay PRC income tax.

Net Cash Flows from Investing Activities

Net cash outflow of the Group from investing activities amounted to RMB1,663 million and RMB3,808 million for the first half of 2003 and 2004, respectively, used primarily for capital expenditure projects. During the first half of 2004, the capital expenditures were mainly for the alumina projects in Henan Branch, Zhongzhou Branch, Shanxi Branch, as well as the aluminum and power joint venture project in Shanxi Province, etc.

Net Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB2,763 million for the first half of 2004, which are mainly derived from the proceeds from the issue of new H shares.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between the future exchange rate and the current exchange rate or historical exchange rate. The fluctuations in Renminbi exchange rates may affect the Group’s ability to perform its foreign currency-denominated obligations. Such fluctuations may also affect the Group’s ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. However, the Group believes that it is able to obtain sufficient foreign exchange for the performance of such obligations.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 95 and 117 of the Company’s Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. The first Board of Directors and Supervisory Committee resigned from their offices in advance at the close of the 2003 Annual General Meeting held on June 7, 2004, and the appointment of the second Board of Directors and Supervisory Committee have come into effect upon approval at such Annual General Meeting. Members of the second Board of Directors and Supervisory Committee are:

Executive Directors:	Xiao Yaqing, Xiong Weiping, Luo Jianchuan, Chen Jihua
Non-executive Directors:	Chen Xiaozhou, Joseph C. Muscari
Independent Non-executive Directors:	Chiu Chi Cheong Clifton, Wang Dianzuo
Supervisors:	Luo Tao, Yuan Li, Ou Xiaowu

At the meeting of the second Board of Directors on June 7, 2004, Mr. Xiao Yaqing was elected as Chairman of the second Board of Directors.

At the meeting of the second Board of Directors on June 7, 2004, Mr. Xiao Yaqing and Mr. Xiong Weiping were appointed as CEO and President, respectively. Mr. Liu Xiangmin and Mr. Sun Zhaoxue were appointed as Vice Presidents, with their biographical details as follows:

Mr. Liu Xiangmin, 42, is a Vice President and has been employed by the Company since 2001. Mr. Liu graduated from Central South Mining College majoring in non-ferrous metallurgy, and is a professor-grade senior engineer with extensive and professional experience in non-ferrous metallurgy and corporate administration. Mr. Liu once served as Deputy Director and Director of the Alumina Sub-plant of Zhongzhou Aluminum Plant, Deputy Director of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou branch of the Company.

Mr. Sun Zhaoxue, 41, is a Vice President and has been employed by the Company since 2001. Mr. Sun graduated from North China University of Science and Technology, majoring in management engineering. Mr. Sun is a professor-grade senior engineer with extensive experience in mine management and alumina production. He once served as Deputy Director and Director of Xiao Mine of Shanxi Aluminum Plant, Deputy Director and Director of Shanxi Aluminum Plant, General Manager of Shanxi branch of the Company. Mr. Sun is also Chairman of Shanxi-Huaze Aluminum & Power Company Limited.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 67,400 employees as of June 30, 2004. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group’s plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees’ salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees’ salary varies from plant to plant, ranging from 15% to 25%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company’s after-tax profit. The Company had not paid retirement benefits to its employees for the half year ended June 30, 2004.

SHARE CAPITAL STRUCTURE

On January 16, 2004, the Group completed the placing of approximately 550,000,000 new H shares, which amounted to 20% of the issued H shares listed in HKSE and NYSE on aggregate. Pursuant to the placing price of HK$5.658 per share, the Group received net proceeds of approximately HK$3,068 million, of which approximately HK$2,000 million will be used for construction of the 800,000-tonne alumina Phase III project in the Group’s Shanxi Plant ahead of schedule, and the remaining approximately HK$1,068 million will be used to finance the potential acquisition of domestic primary aluminum projects.

The share capital structure of the Company as of June 30, 2004 was as follows:

	As of June 30, 2004
Holders of Domestic Shares or H Shares	No. of shares	Percentage of issued
	(in million)	share capital (%)
Holders of Domestic Shares
Aluminum Corporation of China	4,656.3	42.14
China Cinda Asset Management Corporation	1,610.3	14.57
China Orient Asset Management Corporation	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment (Group) Co., Ltd.	196.8	1.78
Guizhou Provincial Materials Development and Investment Corporation	129.4	1.17

Holders of H Shares
Alcoa International (Asia) Limited	884.2	8.00
Other public investors	2,415.7	21.87

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of 30 June 2004, the persons other than a Director, Chief Executive or Supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

Name of substantial shareholders	Class of shares	Number of shares held		Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Aluminum Corporation of China	Domestic Shares	4,656,261,060	(L)	Beneficial Owner	Corporate	60.08%	42.14%
China Cinda Asset Management Corporation	Domestic Shares	1,610,332,210	(L)	Beneficial Owner	Corporate	20.78%	14.57%
China Orient Asset Management Corporation	Domestic Shares	602,246,135	(L)	Beneficial Owner	Corporate	7.77%	5.45%
China Development Bank	Domestic Shares	554,940,780	(L)	Beneficial owner	Corporate	7.16%	5.02%
Alcoa Inc.	H Shares	884,207,808	(L)	Interest of controlled corporation	Corporate	30.55%	8.00%
Alcoa International (Asia) Limited	H Shares	884,207,808	(L)	Beneficial Owner	Corporate	30.55%	8.00%

Note: The letter “L” denotes a long position.

DIRECTORS’, CHIEF EXECUTIVE’S, AND SUPERVISORS’ INTERESTS IN SHARES OF THE COMPANY

During the six months ended June 30, 2004, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (A) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (B) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (C) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the six months ended June 30, 2004, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SHARES

The Company did not redeem any of its shares during the first half of 2004. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during the first half of 2004.

OUTLOOK AND PROSPECTS

The Group regards Year 2004 as an “Innovation Year”. According to its goals for 2004, the Group will continue to keep informed of and track market trends, and by leveraging its own advantages and capitalizing on favorable opportunities, to continue to explore the right path to advance the Group’s development in light of its actual conditions. In the second half of 2004, the Group will focus on the following aspects:

-	The Company has been continuing to strive for the proper operation and continuous enhancement in its corporate governance. By carrying out its second three-year Cost Reduction Plan in the second half of the year, the Company will strive to minimize the adverse influences on cost resulting from the increased prices of raw materials and energy. At the same time, the Company will further enhance project and investment management, aiming at continuing reducing the costs and controlling the risks of investment. Moreover, in response to the Sarbanes-Oxley Act of 2002, the Group will focus on improving its internal procedure control, so as to ensure proper operation procedures, effective control on business risks and an overall improvement in managerial expertise.

-	The balance between production and sales is the key issue of our operations. In view of this, the Group will closely monitor and study the market dynamics to increase the accuracy of estimation and reasonability of decisions. On the other hand, by adopting flexible marketing strategies, the Group will timely introduce market-oriented measures to improve its marketing service quality, targeting to reach a 100% for the sales to production ratio and the collection ratio of trade receivables.

-	Addressing market competitions and aiming to strengthen the core competitive edges, the Company will continue to carry out the following work in the second half of the year:

•	further improvement in the quality of alumina products;

•	extension of alumina chemicals products and extension of primary aluminum product lines;

•	improvement in smelting pot use life, enhancement of efficiency and strength of electric current, optimization of process benchmarks, as well as reduction in consumption of raw material, fuel and energy sources;

-	Resource is the foundation of the existence and development of the Group. Accordingly, the Group will proactively formulate and improve the implementation scheme for resource integration. Domestically, with a faster pace in geologic investigations, the Group expects to further increase its bauxite reserve and optimize the bauxite supply structure. In respect of development overseas, the Group will expedite its overseas development, aiming at an optimized allocation of its global resources. According to the expansion rate of its alumina capacity, the Group will maintain a reasonable level of bauxite reserve under its control, so as to ensure a long-term sustainable supply of bauxite.

THE CODE OF BEST PRACTICE

During the period from January 1, 2004 to June 30, 2004, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited. None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with Appendix 14.

AUDIT COMMITTEE

The Audit Committee of the Company consists of two independent non-executive Directors, namely Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo and one non-executive Director, namely Mr. Chen Xiaozhou. The Audit Committee has reviewed and confirmed the unaudited interim report for the six months ended June 30, 2004.

Xiao Yaqing
Chairman and Chief Executive Officer

Beijing, PRC

August 23, 2004